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                                                                      EXHIBIT 99

              LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE A-T2

                                IFCO Systems N.V.

                          Rivierstaete, Amsteldijk 166

                       1079 LH Amsterdam, The Netherlands

July 1, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549 - 0408

Ladies and Gentlemen:

IFCO Systems N.V. ("IFCO") has received a representation letter from Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH ("Andersen"), IFCO's independent public accountants, in connection with the issuance of Andersen's audit report incorporated by reference in IFCO's Annual Report on this Form 20-F. In its letter, Andersen has represented to IFCO that its audit of the consolidated financial statements of IFCO referenced in its audit report was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

                                             Very truly yours,

                                             IFCO Systems N.V.


                                             By: /s/ Michael W. Nimtsch
                                                 -------------------------------
                                                 Michael W. Nimtsch
                                                 Senior Executive Vice President
                                                 and Chief Financial Officer